UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2005

THE BANK OF TOKYO-MITSUBISHI, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F     X        Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                 No     X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2005

THE BANK OF TOKYO-MITSUBISHI, LTD.

By	/s/ Junichirou Otsuda
Junichirou Otsuda
Chief Manager
General Affairs Office

The Bank of Tokyo-Mitsubishi, Ltd.

Transfer of shares of Mitsubishi Securities Co., Ltd. to MTFG

Tokyo, July 1, 2005 — The Bank of Tokyo-Mitsubishi, Ltd. (BTM) today announced that, following its resolution on February 18, 2005 to sell the common shares it held in its subsidiary Mitsubishi Securities Co., Ltd. to BTM’s holding company Mitsubishi Tokyo Financial Group, Inc. (MTFG), it had today formalized the contract for this share transfer and completed the transfer of shares.

Profits from this share transfer may have a significant material impact on BTM’s consolidated results. (As this is an intra-group transaction, it is not expected to have any impact on MTFG’s consolidated results.)

(1) Event Dates

Date of share transfer contract	July 1, 2005
Date of share transfer	July 1, 2005

(2) Event Details

Of the 246,969,978 common shares that BTM held in its consolidated subsidiary Mitsubishi Securities Co., Ltd., 246,969,000 shares were sold for a consideration of 228,498 million yen to MTFG.

(3) Effect of this event on consolidated profits

For the interim period to September 2005, BTM plans to account for the profit arising from this transfer of shares as an extraordinary profit that may have a significant effect on consolidated profits. At this time, however, the amount has not been confirmed.